Exhibit 21.1

SUBSIDIARIES OF RANPAK HOLDINGS, CORP.

Name of Subsidiary	Jurisdiction of Organization

Ranger Pledgor, LLC	Delaware

Ranpak Corp.	Ohio

Kapnar Holdings B.V.	Netherlands

Ranpak B.V.	Netherlands

Ranpak KK	Japan

Ranpak Packaging Technology Co. Ltd.	China

Ranpak Pte. Ltd.	Singapore

Ranpak CZ B.V.	Netherlands

Ranpak s.r.o.	Czech Republic

Ranpak Brasil Productos e Servicos de
Embalogem Ltda.	Brazil